KCI KONECRANES

Group Communications and Investor Relations
Franciska Janzon
Tel. +358-20 427 2043
Fax +358-20 427 2103
Email: franciska.janzon@konecranes.com

26 April, 2006



Re Rule 12 g3-2(b) submission by KCI Konecranes Plc


WASH. D.C.
PROCESSING
SECTION
2006
213

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Attention: Division of International Corporate Finance

SUPPL

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a copy of the Stock Exchange Announcement published by the Company on 25 April, 2006.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KCI KONECRANES PLC
Group Communications and Investor Relations

Franciska Janzon
Investor Relations Manager

INVITATION TO KCI KONECRANES CAPITAL MARKETS DAY ON WEDNESDAY 7 JUNE 2006

KCI Konecranes will arrange a Capital Markets Day for institutional investors, analysts and media representatives on Wednesday 7 June 2006.

When: Wednesday 7 June 2006 from 10:00 a.m. to 16:30 p.m.
Where: Corporate headquarters, Koneenkatu 8, Hyvinkää, Finland

Speakers
Pekka Lundmark, President and CEO
Teuvo Rintamäki, Chief Financial Officer
Ari Kiviniitty, Chief Technology Officer
Tom Sothard, President, Maintenance Services
Mikko Uhari, President, Special Cranes
Pekka Päkkilä, President, Standard Lifting Equipment
Jarmo Juntunen, Director, Ports

Programme
The purpose of the day is to bring you an in-depth briefing of the company's operational targets, the individual business areas, developments by market areas and important customer segment. More information and the detailed programme will be available at KCI Konecranes' website in the beginning of May.

Live webcast and presentations
The Capital Markets Day presentations will be accessible via a live webcast on the KCI Konecranes' website www.konecranes.com/investor.

For registration and a detailed agenda
If you wish to participate, please register no later than Friday 26 May 2006 by sending an email to Franciska Janzon, franciska.janzon@konecranes.com, by fax +358-20 427 2043 or by phone +358- 20 427 2043. A detailed program will be sent to the participants after registration.

We look forward to seeing you on June 7th!

KCI Konecranes is a world leading crane technology and service-company. Maintenance services are provided for cranes of every make. The product range includes light crane systems, heavy-duty cranes for process industries and shipyards, special harbour cranes for bulk materials and containers as well as reach stackers and lift trucks. In 2005, Group sales totalled EUR 971 million. The Group has 5,900 employees in 38 countries. KCI Konecranes is listed on the Helsinki Stock Exchange (symbol: KCI1V).

KCI KONECRANES PLC



Franciska Janzon
IR Manager

FURTHER INFORMATION
Franciska Janzon, IR Manager, phone +358-20 427 2043

DISTRIBUTION
Helsinki Stock Exchange
Media